UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2023 Preliminary Results (Unaudited)

1st March 2024	Another year of financial outperformance. Positive outlook with a stable platform for continued growth

Financial Highlights

£m	2023	2022	£m	2023	2022
Business performance			Statutory results
Sales	3,674	3,841	Sales	3,674	3,841
Adjusted operating profit	573	456	Operating profit	498	271
Operating cash flow	587	401	Profit for the year	380	244
Free cash flow	387	222	Net cash generated from operations	682	527
Adjusted earnings per share	58.2p	51.8p	Basic earnings per share	53.1p	32.8p

Highlights

●	Underlying Group sales growth1 of 5%, excluding OPM2 and the Strategic Review3 businesses.
●
Group adjusted operating profit of £573m, up 31% on an underlying basis compared to 2022 with significant expansion in adjusted operating profit margin from 11.9% to 15.6%, underpinned by sales growth and execution of £120m cost efficiency programme.

●	Operating cash conversion of 102% driving 74% headline increase in free cash flow.
●	Proposed final dividend of 15.7p, resulting in full year dividend up 6% to 22.7p.
●	Clear capital allocation priorities underpinning £300m share buyback launched last September and today announcing intention to extend share buyback programme by £200m.
●	Positive outlook for 2024 and 2025 in line with expectations and Group guidance unchanged. Free cash flow expected to further improve next year due to lower restructuring cash costs.

Omar Abbosh, Pearson's Chief Executive, said:
"2023 was another year of strong operational and financial performance, with results surpassing initial expectations once again, driven by our Assessment & Qualifications and English Language Learning businesses. Our consistently strong cash generation has sustained investment to support our future growth and deliver ongoing value for shareholders.

"Pearson is a strong company with excellent market potential, people committed to our mission, and a purpose that genuinely helps communities. My conversations with our customers, our people and our investors have confirmed that and more. Pearson is well positioned today, providing a stable platform for continued growth that can benefit from the inflection point we see with the development of AI. I am optimistic about the opportunities this advancement in technology brings, underpinned by our trusted brand, large high quality data sets and strong capabilities in assessment, content and services. We have an exciting future ahead of us."

2024 priorities

●
We will deliver on current 2024 market expectations4 for Group underlying sales growth and adjusted operating profit given the strength of our core businesses, alongside a disciplined focus on organic growth, customer expectations and execution.

●	The range and quality of products across our business supplying the vast Enterprise market presents a large and still forming opportunity, which we plan to maximise.
●	We will continue to infuse our products and services with a wide range of AI solutions and capabilities to ensure we lead on innovation for our end consumers.
●	We will provide a business and strategic update at our interim results in July.

Underlying sales growth1 of 5%, excluding OPM2 and Strategic Review3 businesses; 1% in aggregate

●
Assessment & Qualifications sales were up 7% largely driven by a strong performance in Pearson VUE with good progress in IT and healthcare alongside the commencement of new contracts. There was also good growth across US Student Assessments, Clinical and UK & International Qualifications, due to new contract wins, good government funding and price increases.

●
Virtual Learning sales decreased 20%, primarily due to an expected 87% decrease in the Online Program Management (OPM) business resulting from the previously announced ASU contract loss. Virtual Schools sales declined 2%, with enrolments for the 2023/24 academic year lower due to the previously announced loss of a larger partner school.

●
Higher Education sales were down 3%, in line with expectations, driven by loss of adoptions to non-mainstream publishers in the first half of the year, as well as pricing mix. Pearson+ continued to perform well, passing the milestone of 1 million cumulative paid subscriptions for the calendar year.

●
English Language Learning sales increased 30% with all three segments contributing to this growth. Pearson Test of English (PTE) was the outstanding contributor, delivering volume growth of 49% against a backdrop of favourable migration policy in Australia and market share gains in India.

●	Workforce Skills sales grew 11% for the full year, with a solid performance in both Vocational Qualifications and Workforce Solutions.

Adjusted operating profit1 up 31% on an underlying basis to £573m

●	Performance driven by sales growth and execution of the £120m cost efficiency programme, partially offset by investment and inflation. Adjusted operating profit margin rose to 15.6% (2022: 11.9%).
●	Headline growth was 26% reflecting business performance along with portfolio changes and currency movements.
●
Adjusted earnings per share grew to 58.2p (2022: 51.8p) reflecting adjusted operating profit growth, normalisation of tax and interest charges and the reduction in issued shares as a result of share buybacks.

Cash performance

●
Operating cash1 inflow increased on a headline basis from £401m in 2022 to £587m in 2023, representing excellent cash conversion of 102%. This increase is reflective of the trading performance of the business, good cash collections and reduced product development in Higher Education connected to the cost efficiency programme.

●
Our excellent cash conversion drove an increase in free cash flow from £222m in 2022 to £387m in 2023, a free cash flow conversion of 93%5. 2023 included £63m of cash restructuring costs in relation to the cost efficiency programme.

Strong balance sheet supports continued organic and inorganic investment alongside increased shareholder returns

●	We completed the acquisition of PDRI, significantly expanding Pearson's services to the US federal government as well as growing our presence with large employers.
●	Year-end net debt of £0.7bn (2022: £0.6bn) with net debt / adjusted EBITDA ratio at 1.0x (2022: 0.8x).
●	Return on capital was 10.3% (2022: 8.7%).
●	Proposed final dividend of 15.7p (2022: 14.9p) which equates to a full year dividend of 22.7p (2022: 21.5p).
●
The previously announced buyback to repurchase £300m of shares continued. As at 28th February 2024 £288m of shares had been repurchased at an average price of 928p per share, representing 96% of the total programme.

●	Given the strength of our free cash flow in 2023 we intend to extend our share buyback programme by £200m.

Statutory results

●	Sales decreased 4% to £3,674m (2022: £3,841m) reflecting business performance, portfolio changes and currency movements.
●
Statutory operating profit was £498m (2022: £271m). The increase in 2023 was driven by increased trading profits and a reduction in the costs of major restructuring, partially offset by a net loss related to acquisitions and disposals compared to a net gain in 2022.

●	Net cash generated from operations of £682m (2022: £527m).
●	Statutory earnings per share of 53.1p (2022: 32.8p).

Continued strategic and operational progress across the business

Advancing future growth drivers and building strong digital offerings

●
In Assessment & Qualifications we won a number of VUE contracts that commenced in 2023 and maintained our high customer renewal rates. Within our UK & International Qualifications business we leveraged our technology capabilities to extend our onscreen exams offering with the roll out of GCSE Computer Science and International GCSEs in English Language and Literature. Within Clinical Assessment our high quality, trusted portfolio of intellectual property continued to be a source of competitive advantage, helping to drive growth in our Digital Assessment Library for Schools (DALS) product. We won subscription contracts with Chicago Public Schools and Miami Dade County School District.

●
In Virtual Schools we launched a new Connections Academy Career Pathways programme in five schools for middle and high school students, where we are offering a tri-credit approach to career-readiness courses in partnership with Coursera and Acadeum, amongst others. We saw encouraging enrolment trends in these schools and are planning to roll the initiative out to an additional 15 schools in 2024 to drive future growth. We are pleased to have secured two new schools in the States impacting the 2023/24 and 2024/25 academic years.

●
In Higher Education we made significant strides in converging our platforms to enhance stability and deliver upgraded, best-in-class features to improve our customer experience. Stability was much improved in the Fall semester with up time improving to 99.8% for our platform products. We also improved our technology support, leading to improved NPS scores amongst faculty during the peak Fall season. Within our product suite we introduced 6 new iLabs to take our total to 21. Generative AI study tools designed to help students better learn and understand challenging subjects were launched in beta within select titles for Pearson+ and Mastering for Fall back-to-school. We're encouraged by how students are engaging with these tools, with over 60,000 AI conversations taking place in Pearson's Tro Chemistry Mastering eText alone and 75% of users saying the tools were 'helpful' or 'very helpful'. We have already expanded the beta to 12 additional MyLab and Mastering titles with at least 40 math, science, business and nursing titles to follow by Fall semester 2024. We delivered 2% growth in platform units in 2023. Pearson+ continued to grow, passing the milestone of 1 million cumulative paid subscriptions to reach 1,048k for the calendar year and we continued to build out our supplementary learning Channels offering, with 19 study channels now live. The changes we have made to our sales team and go to market strategy are delivering early signs of success including a number of takeaway adoptions in the Fall back to school selling period. We believe these changes set us up well for continued progress in 2024.

●
In English Language Learning, we have seen a strong increase in the number of users on our digital platforms. Coupled with investment in new digital content, including video and audio, and the strength of the Global Scale of English, we are confident that we are delivering engaging learning experiences while enabling teachers to better understand and meet the needs of their learners. In our Mondly enterprise focused business, we are launching Mondly by Pearson Workplace English, which benefits from workplace-specific content, leveraging our institutional courseware portfolio, and enhanced features. Coupled with investment in our Versant suite of tests, this strengthens our offering in the Corporate language learning space.

●
Within our Workforce Solutions business we evolved our offering from a unified product approach, building a powerful technology stack that has enabled us to break down core Faethm capabilities into modular application programming interfaces. We are seeing contract wins across digital credentialing and strategic workforce planning solutions with the likes of Cleveland Clinic and ServiceNow.

Expanding our reach in new and adjacent markets

●
In Assessment & Qualifications we acquired PDRI, a trusted provider of workforce assessment services. PDRI launched a full suite of hiring assessment programmes for the Transportation Security Administration and also won multi-year contracts with a number of other US federal agencies, including the US Air Force, Drug Enforcement Administration, Bureau of Alcohol, Tobacco, Firearms and Explosives, and Department of Homeland Security. Within VUE we expect to derive future growth from moving further up the technology certification value chain and we saw encouraging signs in this market in 2023. Within Clinical Assessment we made further progress in pursuing our strategy to partner with clinical pharmaceutical companies, winning a contract to deliver assessments to aid determining the effectiveness of a drug used in the treatment of Alzheimer's disease. Our UK & International Qualifications business delivered good international growth in 2023. We see further opportunity for growth internationally across our Assessment & Qualifications businesses into 2024 and beyond.

●
In English Language Learning we won recognition for the Pearson Test of English for Canadian Student Direct Stream and economic immigration visa applications. This grants access to the full potential of the Canadian market, which is the largest of the three key markets which Pearson now has recognition to operate in. We launched PTE for Canadian Student Direct Stream visa applications in the second half of 2023 and opened bookings for PTE for Canadian economic immigration visa applications in February 2024. We continue to invest in building our brand awareness and testing capacity in the PTE market. We opened one of our largest company-owned Pearson VUE testing centres in Chandigarh, India. With the ability to deliver more than 14,000 tests per month, including PTE, this marks another step forward in the important Indian market, where based on the estimated market size we have seen market share gains throughout 2023.

●
In our Vocational Qualifications business we signed a contract with the Jordanian Ministry of Education to partner on the reform of Jordan's technical and vocational education and training provision in schools with over 50,000 learners expected to take these courses over the next three years. International expansion will be an important growth driver for our Vocational Qualifications business going forwards.

Delivering efficiencies and reshaping the portfolio

●	We delivered £120m of cost efficiencies in 2023 across product and content support costs, technology and corporate property.
●	Cost efficiencies supported adjusted operating profit margin improvement from 11.9% in 2022 to 15.6% in 2023.
●	We disposed of our Pearson Online Learning Services (POLS) business, further focusing Pearson's portfolio towards future growth opportunities.

Outlook

2024 outlook

●
We expect Group underlying sales growth, adjusted operating profit and tax will be in line with current market expectations4. Our interest charge will be c.£45m given our ongoing £300m share buyback and intended extension by a further £200m.

●	Every 1c movement in £:$ rate will equate to approximately £5m adjusted operating profit impact.
●	In Assessment & Qualifications we expect sales growth of low to mid-single digit.
●
In Virtual Schools we expect sales to decline at a similar rate to 2023, given the previously cited loss of a larger partner school for the 2024/25 academic year. We are pleased to have secured two new schools in the States impacting the 2023/24 and 2024/25 academic years and therefore expect the division to return to growth beyond 2024.

●	In Higher Education we expect to return to sales growth.
●	In English Language Learning we continue to expect high single digit sales growth.
●	In Workforce Skills we expect to achieve high single digit sales growth.
●	We expect a free cash flow conversion of 95-100%.

2025 ambition

●
We continue to expect the Group to achieve mid-single digit underlying sales 3-year CAGR from 2022 to 2025, excluding OPM and Strategic Review businesses, and remain on track to achieve our 16-17% adjusted operating profit margin guidance.

Executive changes

We are excited about the growth opportunity across the enterprise learning market and working with organisations to address the challenges of building an adaptable workforce that is augmented by AI. Reflecting on our partnerships and capabilities, we are confident we can build on our existing products and services in the enterprise market to drive higher growth longer term.

Pearson announces the appointment of Vishaal Gupta as the new President of Workforce Skills.
Vishaal currently serves as a Senior Managing Director with Accenture. Vishaal is an enterprise sales leader who leads a team that originates and closes large and complex deals, particularly in the areas of Technology Transformation and Strategic Managed Services. Vishaal has over 29 years' experience working in technology driven companies.

Mike Howells, President of Workforce Skills, will be leaving Pearson in March. Mike has led the evolution of our Workforce Skills division for the last three years, overseeing the development of our enterprise solutions business and further extending the international presence of our Vocational Qualifications business. We thank him for his contribution.

Contacts

Investor Relations	Jo Russell James Caddy	+44 (0) 7785 451 266 +44 (0) 7825 948 218
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Charles Armitstead Laura Ewart	+44 (0) 7703 330 269 +44 (0) 7798 846 805
Results event	Pearson's prelim results presentation today at 08:30 (GMT). Register to receive log in details: https://pearson.connectid.cloud/register

About Pearson

At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Operational review

£m	2023	2022	Headline growth	CER growth1	Underlying growth1
Sales
Assessment & Qualifications	1,559	1,444	8%	9%	7%
Virtual Learning	616	820	(25)%	(24)%	(20)%
Higher Education	855	898	(5)%	(4)%	(3)%
English Language Learning	415	321	29%	32%	30%
Workforce Skills	220	204	8%	8%	11%
Strategic Review	9	154	(94)%	(94)%	(74)%
Total	3,674	3,841	(4)%	(3)%	1%
Total, excluding OPM2 and Strategic Review3					5%

Adjusted operating profit/loss
Assessment & Qualifications	350	258	36%	36%	33%
Virtual Learning	76	70	9%	9%	(17)%
Higher Education	110	91	21%	22%	20%
English Language Learning	47	25	88%	116%	112%
Workforce Skills	(8)	(3)	(167)%	(167)%	(400)%
Strategic Review	(2)	15	(113)%	(107)%	94%
Total	573	456	26%	28%	31%

1Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6, and 13. c) Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.
2We have completed the sale of the POLS business and as such have removed from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
3Strategic Review is sales in international courseware local publishing businesses being wound down. There will be no sales or profits reported in this division going forwards.
42024 consensus on the Pearson website; underlying sales growth 3.7%, adjusted operating profit of £621m at £:$ 1.22, tax rate 24%.
5Free cash flow conversion calculated as free cash flow divided by adjusted earnings.
6VUE test volumes include PTE and GED tests but sales for each of these tests are reflected in the English Language Learning and Workforce Skills divisions respectively. PDRI test volumes are not currently included in this metric.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 7% on an underlying basis and 8% on a headline basis. Adjusted operating profit increased 33% in underlying terms due to operating leverage on sales growth and margin and opex cost efficiencies, partially offset by inflation and 36% in headline terms due to this, portfolio changes and currency movements.

Pearson VUE sales were up 10% in underlying terms with particularly strong growth in the IT and healthcare segments, alongside the commencement of new contracts. VUE test volumes6 grew 6% to 20.7m. We maintained our high contract renewal track record, reporting a rate of 93.6% across the business for 2023.

In US Student Assessment, sales increased 4% in underlying terms driven by the commencement of new contracts following new business wins.

In Clinical Assessment, sales increased 5% in underlying terms supported by pricing, good government funding and continued focus on health and wellbeing.

In UK and International Qualifications, sales increased 6% in underlying terms driven by price increases and good international growth.

We are pleased with the continued momentum that Assessment & Qualifications showed in 2023. We're poised to deliver low to mid-single digit sales growth and continued strong margins in 2024, with an excellent outlook beyond, with growth initiatives that will help us to expand the scope of offering and reach.

Virtual Learning

In Virtual Learning, sales decreased 20% on an underlying basis and 25% on a headline basis, primarily due to the expected decrease in our OPM business. Adjusted operating profit decreased 17% in underlying terms due to trading performance partially offset by cost efficiencies and increased 9% in headline terms due to this and portfolio changes.

Sales in our OPM business were down 87% on an underlying basis, as expected, following the wind down of the ASU contract. Pearson Online Learning Services sales are no longer included in underlying measures following the completion of the disposal in the first half of the year.

Virtual Schools sales were down 2%, driven by lower enrolments and lower district partnership renewals, partially offset by good retention rates, improvements in funding and growth associated with the launch of our Connections Academy Career Pathways. Enrolments for the 2023/24 academic year were down 5% due to the previously cited loss of a larger partner school. Excluding the impact of this school, enrolments were up 1%.

We are pleased to have secured two new schools in the States impacting the 2023/24 and 2024/25 academic years. We expect enrolments to be lower for the 2024/25 academic year, due to the loss of a major school in that period and for annual sales to decline at a similar level to 2023. We remain confident in the long-term growth of the business as we roll out additional Career Academies aimed at supporting teenagers who wish to gain career and technical education and experience.

Higher Education

In Higher Education, sales declined 3% for the full year on an underlying basis, in line with expectations, and decreased 5% on a headline basis due to currency movements and portfolio changes. Adjusted operating profit increased 20% in underlying terms driven primarily by cost efficiencies, partially offset by trading performance and inflation, and increased 21% in headline terms due to this, currency movements and portfolio changes.

In the US, sales declines were driven by the loss of adoptions to non-mainstream publishers in the first half of the year, as well as pricing mix. There was strong growth in Inclusive Access with 22% sales growth to not-for-profit institutions and the total number of institutions increasing to c.1,250. We delivered 2% growth in platform units in 2023 enabled by changes we have made to our sales team and go to market strategy with the support of increasing platform stability. Pearson+ performed well in the Fall semester with 3.03m registered users and 516k paid subscriptions, representing 27% growth compared to the prior year Fall semester. Pearson+ passed the milestone of 1 million cumulative paid subscriptions for the calendar year.

We expect a return to sales growth in 2024, with increased margins as the organisational changes and focused investments we have made to strengthen our competitive position begin to bear fruit. Further cost savings will be partially offset in 2024 by above the line restructuring charges.

English Language Learning

In English Language Learning, sales were up 30% on an underlying basis and 29% on a headline basis. Adjusted operating profit increased by 112% in underlying terms due to sales growth partially offset by increased investment in brand awareness and testing capacity and inflation, and was up 88% in headline terms due to this and currency movements.

PTE volumes were up 49% supported by favourable migration policy in Australia as well as market share gain in India. Our Institutional business performed well, with strong performance across Latin America and Middle East markets. Our Mondly business also contributed to growth with an increase in consumer billings.

English Language Learning continues to deliver strong growth and strategic progress for Pearson. We expect this division to deliver more normalised high-single digit sales growth in 2024.

Workforce Skills

In Workforce Skills, sales were up 11% on an underlying basis and 8% on a headline basis. Adjusted operating profit declined by £8m in underlying terms due to investment in the business across our Workforce Solutions product suite partially offset by trading and decreased £5m in headline terms due to this and portfolio changes.

Sales growth was driven by solid performances in both the Vocational Qualifications and Workforce Solutions businesses. The Vocational Qualifications business grew by 10% in underlying terms. The Workforce Solutions business grew by 13% in underlying terms. Pearson has 1,547 enterprise clients in its Workforce Skills portfolio, up 3% on last year.

We focused our efforts on pivoting towards delivering more modular, personalised offerings to our clients in 2023, leveraging our powerful technology stack. In 2024, we intend to capitalise on the positive signs we are seeing in our customer pipeline and will be targeting high single digit sales growth.

Strategic Review

Sales in our international courseware local publishing businesses under strategic review declined 74% on an underlying basis and were down 94% on a headline basis for the full year. Operations in these businesses have now been wound down in line with our previous communications. There will be no sales or profits reported in this division going forwards.

KPIs

KPI	Objective	KPI Measure	2023 Actual	2022 Actual
Digital Growth	Drive digital sales growth	Underlying growth in Group digital and digital-enabled sales	8%*	9%
		Virtual Schools US enrolments**	100k	105k
		OnVUE volumes	2.7m	3.0m
		Higher Education US digital registrations	9.8m	9.9m
		PTE volume	1,231k	827k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+67
		NPS for PTE	+55	+52
		Pearson+ registered users	3.03m	2.83m
		Mondly paid subscriptions	432k	446k
		Workforce Skills new registered users	5.3m	4.7m
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.0 days	1.3 days
		VUE test volumes	20.7m	19.4m
		VUE Partner retention	93.6%	99.9%
		Workforce Skills number of enterprise customers	1,547	1,503
		Workforce Skills enterprise customer net retention rate	66%	74%
		Higher Education product usage - text units	4.5m	4.8m
Culture of Engagement & Inclusion	Build a culture of engagement and inclusion where diverse talent is heard, invested in and valued for their strengths and skills	Employee engagement Pearson uses the GallupQ12 survey to measure engagement, annually	4.09 GrandMean on a 5 point Likert scale	3.96 GrandMean on a 5 point Likert scale
		Investing in diverse talent The % of responses who agree or strongly agree to Gallup Q12 survey questions.	In the last six months, someone at work has talked to me about my progress = 73%	In the last six months, someone at work has talked to me about my progress = 67%
			This last year, I have had opportunities at work to learn and grow = 76%	This last year, I have had opportunities at work to learn and grow = 72%
Culture of Inclusion Index

The GrandMean of 3 Gallup Q12 survey questions:

- At work, I am treated with respect
- My company is committed to building the strengths of each employee
- If I raised a concern about ethics and integrity, I am confident my employer would do what is right

			4.21 GrandMean on a 5 point Likert scale	4.12 GrandMean on a 5 point Likert scale
		Increasing diverse talent*** Objective: Increase BIPOC / BAME representation at all manager levels and maintain overall gender parity	Representation of BIPOC/BAME employees at Manager level and above = 22.0%	Representation of BIPOC/BAME employees at Manager level and above = 20.7%
			Global % of female employees = 59.1%	Global % of female employees = 59.0%
Sustainability Strategy	Achieve net zero carbon by 2030	Progress against achieving net zero carbon by 2030, as measured through percentage carbon reduction****	16% reduction vs 2022	3% reduction vs 2021

* Excluding OPM and Strategic Review businesses.
** Measure definition has changed to number of government-funded student enrolments at partner schools within the US as of 30 September. Excludes private-pay students at Pearson Online Academy and district partnerships. This is more closely aligned to business processes.
*** Previously reported 'Increasing diverse talent' metrics retired and new strategic remuneration measures incorporated.
**** The net emissions reduction figures have been assured by an independent third-party, SLR Consulting Ltd. Corporate Citizenship % reduction in total tCO2e above is calculated using a location-based methodology. Within the 2023 number, 4% is due to portfolio changes. These will be removed following the normal rebasing exercise in 2024.
For a full list of KPI measure definitions, please refer to: https://plc.pearson.com/en-GB/company/our-targets-kpis

FINANCIAL REVIEW

Operating result

Sales decreased on a headline basis by £167m or 4% from £3,841m in 2022 to £3,674m in 2023 and adjusted operating profit increased by £117m or 26% from £456m in 2022 to £573m in 2023 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2023 with those for 2022. We also present sales and profits on an underlying basis which exclude the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2022 or 2023 and by ensuring the contribution from acquisitions is comparable year on year. Portfolio changes mainly relate to the disposals of the Group's interests in POLS, Pearson College, our international courseware local publishing business in India and businesses within Higher Education in 2023, the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong in 2022, the acquisition of PDRI in 2023 and the acquisitions of Credly and Mondly in 2022.

On an underlying basis, sales increased by 1% in 2023 compared to 2022 and adjusted operating profit increased by 31%. Currency movements decreased sales by £33m and decreased adjusted operating profit by £10m. Portfolio changes decreased sales by £175m and decreased adjusted operating profit by £8m. On an underlying basis, excluding OPM and Strategic Review, sales increased by 5% in 2023 compared to 2022.

There were no new accounting standards adopted in 2023 that impacted sales or statutory or adjusted operating profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major restructuring, certain property charges and one-off costs related to the UK pension scheme. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

All figures in £ millions	2023	2022

Operating profit	498	271
Add back: Cost of major restructuring	-	150
Add back: Property charges	11	-
Add back: Intangible charges	48	56
Add back: UK pension discretionary increases	-	3
Add back: Other net gains and losses	16	(24)
Adjusted operating profit	573	456

In 2023, there are no costs of major restructuring. Property charges of £11m relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 restructuring programmes. In 2022, restructuring costs of £150m mainly related to staff redundancies and impairment of right-of-use property assets including the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Intangible amortisation charges in 2023 were £48m compared to a charge of £56m in 2022. This is due to decreased amortisation from recent disposals partially offset by additional amortisation from recent acquisitions.

UK pension discretionary increases in 2022 related to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses in 2023 relate largely to the gain on disposal of the POLS business and gains on the releases of accruals and a provision related to previous acquisitions and disposals, partially offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions. Other net gains and losses in 2022 largely related to the gain on disposal of the international courseware local publishing business in French-speaking Canada and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by costs related to disposals and acquisitions.

The reported operating profit of £498m in 2023 compares to an operating profit of £271m in 2022. The increase in 2023 is mainly due to increased trading profits and a reduction in the costs of major restructuring, partially offset by a net loss related to acquisitions and disposals compared to a net gain in 2022.

Net finance costs

Net finance costs increased on a headline basis from a net income of £52m in 2022 to a net cost of £5m in 2023. The increase is primarily due to the release, in 2022, of £35m of interest recorded in respect of provisions for uncertain tax positions, a reduction in gains arising from mark to market movements on investments and derivatives, partially offset by additional finance income in respect of retirement benefits.

Net interest payable reflected in adjusted earnings in 2023 was £33m, compared to £1m in 2022. The difference is primarily due to the items noted above. In addition, in 2023, there were increased interest costs related to the drawdown during the year of the revolving credit facility, partially offset by reduced bond interest due to the bond repayments made in 2022.

Net finance income in respect of retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as fair value through profit and loss, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed consolidated financial statements). Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In 2023, the total of these items excluded from adjusted earnings was income of £28m compared to income of £53m in 2022. Net finance income in respect of retirement benefits increased from £9m in 2022 to £26m in 2023 reflecting the comparative funding position of the plans at the beginning of each year and the higher prevailing discount rates. Interest costs in respect of deferred and contingent consideration are £4m in 2023 compared to £5m in 2022, these costs relate to recent acquisitions. Fair value gains on investments in unlisted securities are £13m in 2023 compared to £28m in 2022. In addition, there were losses year on year on long-term interest rate hedges and an interest charge on tax provisions of £5m was recognised in 2022 in relation to the EU State Aid matter. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The reported tax charge on a statutory basis in 2023 was £113m (23.0%) compared to a £79m charge (24.5%) in 2022.

The tax on adjusted earnings in 2023 was a charge of £124m (2022: £71m), corresponding to an adjusted effective tax rate on adjusted profit before tax of 23.0% (2022: 15.6%). The increase in the effective rate from prior year is primarily due to the release of tax provisions following the expiry of the statute of limitations in the US driving a lower tax rate in 2022 which is not recurring in 2023. For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In 2023, there was a net tax payment of £97m (2022: £109m). The overall amount decreased primarily as a result of one-off disposal events in 2022 that are not recurring in 2023.

A net deferred tax liability of £11m is recognised in 2023 compared to a net £20m deferred tax asset in 2022. The overall amount decreased mainly due to the acquisition of PDRI during the year and ongoing utilisation of tax losses.

The current tax creditor principally consists of provisions for tax uncertainties. Refer to note 14 to the condensed consolidated financial statements for details of other uncertain tax positions.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £177m in 2023 compares to a gain in 2022 of £330m. The loss in 2023 arises from an overall weakening of the currencies to which the Group is exposed and in particular the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar weakened in 2023 from an opening rate of £1:$1.21 to a closing rate at the end of 2023 of £1:$1.27. At the end of 2022, the US dollar had strengthened from an opening rate of £1:$1.35 to a closing rate of £1:$1.21. The gain in 2022 was driven by this movement in the US dollar.

Also included in other comprehensive income in 2023 is an actuarial loss of £85m in relation to the retirement benefit obligations of the Group. The loss arises largely from returns on assets below the discount rate and  changes in actuarial assumptions including the discount rate and inflation. The actuarial loss in 2023 of £85m compares to an actuarial gain in 2022 of £54m.

Fair value gains of £1m (2022: £18m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at FVOCI.

In 2023, a gain of £122m was recycled from the currency translation reserve to the income statement in relation to the disposal of the POLS business. In 2022, a gain of £5m was recycled from the currency translation reserve to the income statement in relation to various businesses disposed.

Cash flow and working capital

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 13 to the condensed consolidated financial statements). Operating cash inflow increased on a headline basis by £186m from £401m in 2022 to £587m in 2023. The increase is largely explained by the drop-through of increased trading profits, good cash collections and reduced investment spend in Higher Education connected to the 2022 efficiency programme, as well as the impact of disposals.

The equivalent statutory measure, net cash generated from operations, was £682m in 2023 compared to £527m in 2022. Compared to operating cash flow, this measure includes restructuring costs and acquisition costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right-of-use assets as well as disposal proceeds from the sale of property, plant, equipment and right-of-use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2023, restructuring cash outflow was £63m compared to £35m in 2022.

In 2023, there was an overall £234m decrease in cash and cash equivalents compared to a decrease of £394m in 2022. The decrease in 2023 is primarily due to payments for acquisitions of subsidiaries of £171m, dividends paid of £154m, share buyback programme of £186m, other own share purchases of £35m, tax paid of £97m, capital expenditure of £126m, and repayments of lease liabilities of £84m. These were offset by the cash inflow from operations of £682m.

Liquidity and capital resources

The Group's net debt increased from £557m at the end of 2022 to £744m at the end of 2023. The increase is largely due to the share buyback programme, cash outflows on acquisitions and disposals, dividend payments and tax payments, partially offset by strong operating cash flow. Refer to note 12 to the condensed consolidated financial statements for details of the composition of net debt.

In May 2022, the Group repaid the remaining $117m (£95m) of its 2022 US dollar bond upon maturity. In December 2022, the Group repaid the remaining $94m (£76m) of its 2023 US dollar bond.

At 31 December 2023, the Group had approximately £1.0bn in total liquidity immediately available from cash and its Revolving Credit Facility maturing February 2027. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including a severe but plausible downside scenario where the Group is impacted by a combination of all principal risks, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment in the severe but plausible scenario, even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. In all scenarios it is assumed that the Revolving Credit Facility is available and that the €300m bond with a maturity due within the going concern assessment period is refinanced ahead of time with a £250m bond or bank facility.

At 31 December 2023, the Group was rated BBB- (positive outlook) with Fitch and Baa3 (stable outlook) with Moody's.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. The Group has some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £45m in 2023 (2022: £66m), of which a charge of £71m (2022: £75m) was reported in operating profit and income of £26m (2022: £9m) was reported in other net finance costs. In 2022, a charge of £3m related to one-off discretionary pension increases has been excluded from adjusted operating profit.

The overall surplus on UK Group pension plans of £574m at the end of 2022 has decreased to a surplus of £491m at the end of 2023. The decrease has arisen principally due to the actuarial loss noted above in the other comprehensive income section. In total, the worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £520m at the end of 2022 to a net asset of £455m at the end of 2023.

Businesses acquired

In March 2023, the Group completed the acquisition of 100% of the share capital of Personnel Decisions Research Institutes, LLC ('PDRI') for cash consideration of £152m ($187m). There is no contingent or deferred consideration. Net assets acquired of £91m were recognised on the Group's balance sheet including £117m of acquired intangible assets. Goodwill of £61m was also recognised in relation to the acquisition.

The cash outflow in 2023 relating to acquisitions of subsidiaries was £171m plus £4m of acquisition costs. In addition, there were cash outflows relating to the acquisition of associates of £5m and investments of £8m.

The cash outflow in 2022 relating to acquisitions of subsidiaries was £228m arising primarily from the acquisitions of Credly and Mondly. In addition, there were cash outflows relating to the acquisition of associates of £5m and investments of £12m.

Businesses disposed

In 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The business disposed excludes Pearson's contract with ASU. The consideration to be received is deferred and comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The consideration has been valued at £12m and a pre-tax gain on disposal of £13m has been recognised.

In addition, £19m of losses arose from the disposals of Pearson College and the international courseware local publishing business in India, £12m of costs related to previous disposals were recognised and a gain of £9m has been recognised in relation to the release of a provision related to a historical disposal.

In 2023, the cash outflow from the disposal of businesses of £38m mainly relates to the disposals described above. In 2022, the cash inflow from disposals of £333m mainly related to the disposal of the Group's international courseware local publishing businesses and the receipt of deferred proceeds from the US K12 Courseware sale in 2019.

In addition, proceeds of £7m (2022: £17m) were received in relation to the disposal of investments.

Dividends

The dividend accounted for in our 2023 financial statements totalling £155m represents the final dividend in respect of 2022 (14.9p) and the interim dividend for 2023 (7.0p).  We are proposing a final dividend for 2023 of 15.7p bringing the total paid and payable in respect of 2023 to 22.7p. This final 2023 dividend which was approved by the Board in February 2024, is subject to approval at the forthcoming AGM. For 2023, the dividend is covered 2.6 times by adjusted earnings.

The final dividend will be paid on 3 May 2024 to shareholders who are on the register of members at close of business on 22 March 2024 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP).  The last date for receipt of DRIP elections and revocations will be 12 April 2024. A Dividend Reinvestment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.shareview.co.uk/info/drip

Share buyback

On 28 April 2023, the Group announced its intention to commence a £300m share buyback programme in order to return capital to shareholders. The programme commenced on 21 September 2023. At 31 December 2023, approximately 20m shares had been bought back at a cash cost of £186m. The liability for the remainder of the £300m programme plus related costs has been accounted for in 2023. The nominal value of the cancelled shares of £5m has been transferred to the capital redemption reserve.

The £300m share buyback programme has continued in 2024 and as at 28 February 2024, £288m of shares had been repurchased, representing 96% of the total programme. We intend to extend this share buyback programme by £200m.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2023

all figures in £ millions (unaudited)	note	2023	2022

Continuing operations

Sales	2	3,674	3,841
Cost of goods sold		(1,839)	(2,046)
Gross profit		1,835	1,795

Operating expenses		(1,322)	(1,549)
Other net gains and losses	2	(16)	24
Share of results of joint ventures and associates		1	1
Operating profit	2	498	271

Finance costs	3	(81)	(71)
Finance income	3	76	123
Profit before tax		493	323
Income tax	4	(113)	(79)
Profit for the year		380	244

Attributable to:
Equity holders of the company		378	242
Non-controlling interest		2	2

Earnings per share (in pence per share)
Basic	5	53.1p	32.8p
Diluted	5	52.7p	32.6p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2023

all figures in £ millions (unaudited)	2023	2022

Profit for the year	380	244

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(177)	330
Currency translation adjustment disposed	(122)	(5)
Attributable tax	-	4

Items that are not reclassified to the income statement
Fair value gain on other financial assets	1	18
Attributable tax	-	1
Remeasurement of retirement benefit obligations	(85)	54
Attributable tax	20	(12)
Other comprehensive (expense) / income for the year	(363)	390

Total comprehensive income for the year	17	634

Attributable to:
Equity holders of the company	16	630
Non-controlling interest	1	4

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2023

all figures in £ millions (unaudited)	note	2023	2022

Property, plant and equipment		217	250
Investment property		79	60
Intangible assets	9	3,091	3,177
Investments in joint ventures and associates		22	25
Deferred income tax assets		35	57
Financial assets - derivative financial instruments		32	43
Retirement benefit assets		499	581
Other financial assets		143	133
Income tax assets		41	41
Trade and other receivables		135	139
Non-current assets		4,294	4,506

Intangible assets - product development		947	975
Inventories		91	105
Trade and other receivables		1,050	1,139
Financial assets - derivative financial instruments		16	16
Income tax assets		15	9
Cash and cash equivalents (excluding overdrafts)		312	558
Current assets		2,431	2,802

Assets classified as held for sale		2	16
Total assets		6,727	7,324

Financial liabilities - borrowings		(1,094)	(1,144)
Financial liabilities - derivative financial instruments		(38)	(54)
Deferred income tax liabilities		(46)	(37)
Retirement benefit obligations		(44)	(61)
Provisions for other liabilities and charges		(15)	(14)
Other liabilities		(98)	(120)
Non-current liabilities		(1,335)	(1,430)

Trade and other liabilities		(1,275)	(1,254)
Financial liabilities - borrowings		(67)	(86)
Financial liabilities - derivative financial instruments		(5)	(11)
Income tax liabilities		(32)	(43)
Provisions for other liabilities and charges		(25)	(85)
Current liabilities		(1,404)	(1,479)

Liabilities classified as held for sale		-	-
Total liabilities		(2,739)	(2,909)

Net assets		3,988	4,415

Share capital		174	179
Share premium		2,642	2,633
Treasury shares		(19)	(15)
Reserves		1,177	1,605
Total equity attributable to equity holders of the company		3,974	4,402
Non-controlling interest		14	13
Total equity		3,988	4,415

The condensed consolidated financial statements were approved by the Board on 29 February 2024.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2023

	Equity attributable to equity holders of the company
all figures in £ millions (unaudited)	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2023
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the year	-	-	-	-	-	-	378	378	2	380
Other comprehensive (expense) / income	-	-	-	-	1	(298)	(65)	(362)	(1)	(363)
Total comprehensive (expense) / income	-	-	-	-	1	(298)	313	16	1	17
Equity-settled transactions	-	-	-	-	-	-	40	40	-	40
Taxation on equity-settled transactions	-	-	-	-	-	-	1	1	-	1
Transfer of gain on disposal of FVOCI investment	-	-	-	-	-	-	-	-	-	-
Issue of ordinary shares	-	9	-	-	-	-	-	9	-	9
Buyback of equity	(5)	-	-	5	-	-	(304)	(304)	-	(304)
Purchase of treasury shares	-	-	(35)	-	-	-	-	(35)	-	(35)
Release of treasury shares	-	-	31	-	-	-	(31)	-	-	-
Dividends	-	-	-	-	-	-	(155)	(155)	-	(155)
At 31 December 2023	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988

2022
At 1 January 2022	189	2,626	(12)	18	(4)	386	1,067	4,270	10	4,280
Profit for the year	-	-	-	-	-	-	242	242	2	244
Other comprehensive income	-	-	-	-	18	323	47	388	2	390
Total comprehensive income	-	-	-	-	18	323	289	630	4	634
Equity-settled transactions	-	-	-	-	-	-	38	38	-	38
Taxation on equity-settled transactions	-	-	-	-	-	-	3	3	-	3
Transfer of gain on disposal of FVOCI investment	-	-	-	-	(27)	-	27	-	-	-
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(10)	-	-	10	-	-	(353)	(353)	-	(353)
Purchase of treasury shares	-	-	(37)	-	-	-	-	(37)	-	(37)
Release of treasury shares	-	-	34	-	-	-	(34)	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	(1)	(157)
At 31 December 2022	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2023

all figures in £ millions (unaudited)	note	2023	2022

Cash flows from operating activities
Profit before tax		493	323
Net finance costs / (income)	3	5	(52)
Depreciation & impairment - PPE, investment property & assets held for sale		90	136
Amortisation and impairment - software		123	125
Amortisation and impairment - acquired intangible assets		46	54
Other net gains and losses		13	(24)
Product development capital expenditure		(300)	(357)
Product development amortisation		284	303
Share-based payment costs		40	35
Change in inventories		9	(34)
Change in trade and other receivables		(24)	33
Change in trade and other liabilities		(20)	(84)
Change in provisions for other liabilities and charges		(61)	50
Other movements		(16)	19
Net cash generated from operations		682	527
Interest paid		(60)	(57)
Tax paid		(97)	(109)
Net cash generated from operating activities		525	361

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	10	(171)	(228)
Acquisition of joint ventures and associates	10	(5)	(5)
Purchase of investments		(8)	(12)
Purchase of property, plant and equipment		(30)	(57)
Purchase of intangible assets		(96)	(90)
Disposal of subsidiaries, net of cash disposed	11	(38)	333
Proceeds from sale of investments	11	7	17
Proceeds from sale of property, plant and equipment		5	14
Lease receivables repaid including disposals		15	18
Interest received		20	22
Dividends from joint ventures and associates		-	1
Net cash (used in) / generated from investing activities		(301)	13

Cash flows from financing activities
Proceeds from issue of ordinary shares		9	7
Buyback of equity		(186)	(353)
Purchase of treasury shares		(35)	(37)
Proceeds from borrowings		285	-
Repayment of borrowings		(285)	(171)
Repayment of lease liabilities		(84)	(93)
Dividends paid to company's shareholders		(154)	(156)
Dividends paid to non-controlling interest		-	(1)
Net cash used in financing activities		(450)	(804)
Effects of exchange rate changes on cash and cash equivalents		(8)	36
Net decrease in cash and cash equivalents		(234)	(394)

Cash and cash equivalents at beginning of year		543	937
Cash and cash equivalents at end of year		309	543

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards. The condensed consolidated financial statements have also been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. They have also been prepared in accordance with the accounting policies set out in the 2022 Annual Report. In addition, the Group has applied the exception under IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

The Group adopted IFRS 17 'Insurance Contracts' for the first time in 2023, but it has not had a material impact on the condensed consolidated financial statements. There are no other changes to accounting standards that have a material impact on the condensed consolidated financial statements for the year ended 31 December 2023.

In assessing the Group's ability to continue as a going concern for the period to 30 June 2025, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2023 adjusted for probability weighting, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow throughout 2024 to 2025.

At 31 December 2023, the Group had available liquidity of c£1.0bn, comprising central cash balances and its undrawn $1bn Revolving Credit Facility (RCF), which matures in February 2027. Under a severe downside case, the Group would still maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment, even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The Directors have concluded that there are no material uncertainties that cast doubt on the Group's ability to continue as a going concern and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the assessment period to 30 June 2025. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2022 Annual Report. In 2023, the allocation of goodwill to the cash-generating units and groups of cash-generating units is no longer considered to be a key judgement, and the recoverability of goodwill balances and the level of provisions for anticipated returns are no longer considered to be key areas of estimation.

In addition, on 30 June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. Whether the associated results and cash flows of the related businesses should be classified and presented as discontinued operations is a significant judgement. The Group's judgement is that the results and cash flows of the related businesses should not be classified and presented as discontinued operations on the basis that the businesses disposed do not constitute a separate major line of business or geographical area of operations, and the cashflows related to one of the large contracts within the business are being retained. The POLS business is within the Virtual Learning segment and represents £93m of sales for the year ended 31 December 2023 out of the total sales in the Virtual Learning segment of £616m. If the Group had concluded that this business represented discontinued operations, its results and the related gain on disposal would not have been included within each of the continuing operations income statement lines. Profit for the period from continuing operations would have been £10m lower and this amount would have been separately presented as profit for the period from discontinued operations as a single line item. Adjusted operating profit would be unchanged.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

1.     Basis of preparation continued

The Group has also assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the condensed consolidated financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including financial instruments, hedge accounting and translation methodologies. No material accounting impacts relating to the areas assessed were recognised in 2023. The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2023 or the assessment of going concern for the period to 30 June 2025. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2022 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2023. The Group's full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2024. Accordingly, the financial information for 2023 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS    for the year ended 31 December 2023

2.     Segment information

The following describes the principal activities of the five main operating segments:

-     Assessments & Qualifications - Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses, and PDRI.

-     Virtual Learning - Virtual Schools and Online Program Management.

-     English Language Learning - Pearson Test of English, Institutional Courseware and English Online Solutions.

-     Workforce Skills - BTEC, GED, Credly, TalentLens, Faethm, Pearson College and Apprenticeships.

-     Higher Education - US, Canadian and International Higher Education Courseware businesses.

all figures in £ millions	2023	2022

Sales
Assessments & Qualifications	1,559	1,444
Virtual Learning	616	820
English Language Learning	415	321
Workforce Skills	220	204
Higher Education	855	898
Strategic Review	9	154
Total sales	3,674	3,841

Adjusted operating profit
Assessments & Qualifications	350	258
Virtual Learning	76	70
English Language Learning	47	25
Workforce Skills	(8)	(3)
Higher Education	110	91
Strategic Review	(2)	15
Total adjusted operating profit	573	456

There were no material inter-segment sales.

The following table reconciles the Group's measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2023	2022

Adjusted operating profit	573	456
Cost of major restructuring	-	(150)
Property charges	(11)	-
Intangible charges	(48)	(56)
UK Pension discretionary increases	-	(3)
Other net gains and losses	(16)	24
Operating profit	498	271

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS    for the year ended 31 December 2023

2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from disposals, property charges, the cost of major restructuring and one-off costs related to the UK pension scheme.

Cost of major restructuring - In 2023, there are no costs of major restructuring. In 2022, the restructuring costs of £150m mainly related to staff redundancies and impairment of right of use property assets. The 2022 charge includes the impact of updated assumptions related to the recoverability of right-of-use assets made in 2021.

Property charges - Charges of £11m relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 restructuring programmes.

Intangible charges - These represent charges relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2023 were £48m compared to a charge of £56m in 2022. This is due to decreased amortisation from recent disposals partially offset by additional amortisation from recent acquisitions.

UK pension discretionary increases - Charges in 2022 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2023 relate largely to the gain on disposal of the POLS business and gains relating to the releases of accruals and a provision related to previous acquisitions and disposals, partially offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions. In 2022, they related to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa due to recycling of currency translation adjustments and costs related to disposals and acquisitions.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major restructuring programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS    for the year ended 31 December 2023

3.     Net finance costs

all figures in £ millions	2023	2022

Interest payable on financial liabilities at amortised cost and associated derivatives	(34)	(32)
Interest on lease liabilities	(23)	(25)
Interest on deferred and contingent consideration	(4)	(5)
Fair value movements on derivatives	(20)	(2)
Interest on provisions for uncertain tax positions	-	(7)
Finance costs	(81)	(71)

Interest receivable on financial assets at amortised cost	16	18
Interest on lease receivables	4	5
Net finance income in respect of retirement benefits	26	9
Fair value movements on investments held at FVTPL	13	28
Net foreign exchange gains	3	1
Fair value movements on derivatives	10	27
Interest on provisions for uncertain tax positions	4	35
Finance income	76	123

Analysed as:
Net interest payable reflected in adjusted earnings	(33)	(1)
Other net finance income	28	53
Net finance (costs) / income	(5)	52

Net interest payable is the finance cost measure used in calculating adjusted earnings. Net finance costs classified as other net finance costs are excluded from the calculation of the Group's adjusted earnings.

all figures in £ millions	2023	2022

Net finance (costs) / income	(5)	52
Net finance income in respect of retirement benefits	(26)	(9)
Interest on deferred and contingent consideration	4	5
Fair value movements on investments held at FVTPL	(13)	(28)
Net foreign exchange gains	(3)	(1)
Fair value movements on derivatives	10	(25)
Interest on provisions for uncertain tax positions	-	5
Net interest payable reflected in adjusted earnings	(33)	(1)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

3.     Net finance costs continued

Net finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions, fair value movements on investments classified as FVTPL, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition or disposal transactions is excluded from adjusted earnings as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group.

Foreign exchange, fair value movements and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

4.     Income tax

all figures in £ millions	2023	2022

Profit before tax	493	323
Tax calculated at UK rate of 23.5% (2022:19%)	(116)	(62)
Effect of overseas tax rate	(1)	(12)
Non-deductible expenses	(6)	(9)
Impact of rate changes	(1)	3
Other tax items	11	1
Income tax charge	(113)	(79)

Tax rate reflected in statutory earnings	23.0%	24.5%

The statutory rate is broadly in line with the standard rate of tax. Other tax items of £11m consists primarily of a £5m gain on sale of business not subject to tax and £3m of adjustments in respect of prior years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

4.     Income tax continued

all figures in £ millions	2023	2022

Income tax charge	(113)	(79)
Tax on cost of major restructuring	-	(37)
Tax on property charges	(3)	-
Tax on other net gains and losses	(10)	10
Tax on intangible charges	(11)	(11)
Tax on UK pension discretionary increase	-	(1)
Tax on other net finance costs	7	13
Tax on goodwill and intangibles	4	16
Tax on UK tax rate change	1	(1)
Other tax items	1	19
Adjusted income tax charge	(124)	(71)

Adjusted profit before tax	540	455

Tax rate reflected in adjusted earnings	23.0%	15.6%

The adjusted income tax charge excludes the tax benefit or charge on items excluded from profit before tax (see notes 2, 3 and 6).

The current tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

UK legislation in relation to Pillar Two was substantively enacted on 20 June 2023 and is effective from 1 January 2024. The Group is in scope of this legislation and has performed an assessment of the Group's potential exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent financial information available for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

5.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2023	2022

Earnings for the year	380	244
Non-controlling interest	(2)	(2)
Earnings attributable to equity holders	378	242

Weighted average number of shares (millions)	711.5	738.1
Effect of dilutive share options (millions)	5.8	3.9
Weighted average number of shares (millions) for diluted earnings	717.3	742.0

Earnings per share (in pence per share)
Basic	53.1p	32.8p
Diluted	52.7p	32.6p

6.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures).

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in notes 2, 3 and 4.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

6.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Property charges	Other net gains and losses	Intangible charges	UK pension discretionary increases	Other finance costs	Other tax items	Adjusted income statement

2023
Operating profit	2	498	-	11	16	48	-	-	-	573
Net finance costs	3	(5)	-	-	-	-	-	(28)	-	(33)
Profit before tax		493	-	11	16	48	-	(28)	-	540
Income tax	4	(113)	-	(3)	(10)	(11)	-	7	6	(124)
Profit for the year		380	-	8	6	37	-	(21)	6	416
Non-controlling interest		(2)	-	-	-	-	-	-	-	(2)
Earnings		378	-	8	6	37	-	(21)	6	414

Weighted average number of shares (millions)										711.5
Weighted average number of shares (millions) for diluted earnings										717.3

Adjusted earnings per share (basic)										58.2p
Adjusted earnings per share (diluted)										57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

6.     Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Property charges	Other net gains and losses	Intangible charges	UK pension discretionary increases	Other finance costs	Other tax items	Adjusted income statement

2022
Operating profit	2	271	150	-	(24)	56	3	-	-	456
Net finance costs	3	52	-	-	-	-	-	(53)	-	(1)
Profit before tax		323	150	-	(24)	56	3	(53)	-	455
Income tax	4	(79)	(37)	-	10	(11)	(1)	13	34	(71)
Profit for the year		244	113	-	(14)	45	2	(40)	34	384
Non-controlling interest		(2)	-	-	-	-	-	-	-	(2)
Earnings		242	113	-	(14)	45	2	(40)	34	382

Weighted average number of shares (millions)										738.1
Weighted average number of shares (millions) for diluted earnings										742.0

Adjusted earnings per share (basic)										51.8p
Adjusted earnings per share (diluted)										51.5p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

7.     Dividends

all figures in £ millions	2023	2022

Amounts recognised as distributions to equity shareholders in the year	155	156

The Directors are proposing a final dividend of 15.7p per equity share, payable on 3 May 2024 to shareholders on the register at the close of business on 22 March 2024. This final dividend, which will absorb an estimated £107m of shareholders' funds, has not been included as a liability as at 31 December 2023.

8.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2023	2022

Average rate for profits	1.25	1.24
Year end rate	1.27	1.21

9.     Non-current intangible assets

all figures in £ millions	2023	2022

Goodwill	2,434	2,480
Other intangibles	657	697
Non-current intangible assets	3,091	3,177

Business combinations resulted in the recognition of additional goodwill of £61m (2022: £204m) and intangible assets of £117m (2022: £110m) (see note 10 for further details).

There were no significant impairments to acquisition related or other intangibles in 2023 or 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

10.     Acquisitions

On 22 March 2023, the Group acquired 100% of the share capital of Personnel Decisions Research Institutes, LLC ('PDRI') for cash consideration of £152m ($187m). PDRI is a provider of workforce assessment services and has significant expertise in providing recruitment assessment solutions to the US federal government. It forms part of the Assessment & Qualifications division. There is no contingent or deferred consideration. Net assets acquired of £91m were recognised on the Group's balance sheet including £117m of acquired intangible assets mainly relating to customer relationships and contracts, and technology that will be amortised over periods up to 15 years.

This transaction has resulted in the recognition of £61m of goodwill, which represents the expected growth of the business, the workforce and know-how acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.

On 28 January 2022, the Group acquired 100% of the share capital of Credly Inc (Credly), having previously held a 19.9% interest in the company. Total consideration was £149m comprising upfront cash consideration of £107m, Pearson's existing interest valued at £31m and £11m of deferred consideration. The deferred consideration is payable two years from the acquisition date. £49m of intangible assets were recognised, mainly relating to the existing customer relationships that will be amortised over 20 years, and technology, which will be amortised over five years.

On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). It now forms part of the English Language Learning division. Total consideration was £135m comprising upfront cash consideration of £105m, and deferred consideration of £30m. The deferred consideration is payable over two years from the acquisition date with no performance conditions attached. In addition, a further $29.6m (c£24m) of cash and $10m (c£8m) in shares will be paid over the four years from the acquisition date, dependent on continuing employment, and therefore these additional amounts will be expensed over the period and are not treated as consideration. £50m of intangible assets were recognised, the majority of which relates to acquired technology, and will be amortised over periods upto seven years.

In 2022, the Group also made three smaller acquisitions in the period for total consideration of £11m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

10.     Acquisitions continued

Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below. Amounts for intangible assets and goodwill are provisional as management finalise reviews of the asset valuations.

all figures in £ millions	2023	2022

Intangible assets	117	110
Deferred tax assets	-	8
Trade and other receivables	8	8
Cash and cash equivalents	4	13
Trade and other liabilities	(7)	(26)
Deferred tax liabilities	(31)	(22)
Net assets acquired	91	91
Goodwill	61	204
Total	152	295

Satisfied by:
Cash consideration	152	223
Deferred and contingent consideration	-	41
Fair value of existing investment	-	31
Total consideration	152	295

Cash flow from acquisitions
Cash - current year acquisitions	(152)	(223)
Cash and cash equivalents acquired	4	13
Deferred payments for prior year acquisitions and other items	(23)	(18)
Net cash outflow	(171)	(228)

PDRI generated revenues of £24m and a profit after tax of £4m for the period from acquisition date to 31 December 2023. If the acquisition had occurred on 1 January 2023, the Group's revenue would have been £7m higher and the profit after tax would have been £1m higher.

Total acquisition-related costs of £12m (2022: £20m) were recognised within other net gains and losses. There were also gains of £5m (2022: £8m) arising on decreases in the deferred consideration payable on prior year acquisitions.

In addition to the cash flows relating to subsidiaries above, the Group paid a further £5m (2022: £3m) in respect of an existing investment in an associate, and in 2022, also acquired an associate for cash consideration of £2m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

11.     Disposals

On 30 June 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India. The business disposed excludes Pearson's contract with ASU. The consideration to be received is deferred and comprises a 27.5% share of positive adjusted EBITDA in each calendar year for 6 years and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event. The consideration has been valued at £12m and a pre-tax gain on disposal of £13m has been recognised. In addition, a gain of £9m has been recognised which arises from the release of a provision related to a historical disposal, £19m of losses arose from the disposals of Pearson College and the international courseware local publishing business in India and £12m of costs related to previous disposals were recognised.

In 2022, the Group disposed of its interests in the Canadian educational publisher (ERPI), Pearson Italia S.p.A, Stark Verlag GmbH, Austin Education (Hong Kong) Limited, Pearson South Africa (Pty) Ltd and various other South African companies. Total cash consideration received was £287m resulting in a pre-tax gain on disposal of £42m. All entities disposed of were previously in the Strategic Review segment. £5m of losses arose from other immaterial disposals and costs related to the wind-down of certain businesses. None of the disposed businesses meet the criteria to be presented as discontinued operations.

all figures in £ millions	2023	2022

Intangible assets, including goodwill	(53)	(77)
Property, plant and equipment	(5)	(11)
Intangible assets - product development	(15)	(39)
Inventories	(1)	(33)
Trade and other receivables	(65)	(106)
Deferred tax	8	(12)
Current tax (receivable) / payable	(2)	7
Cash and cash equivalents (excluding overdrafts)	(12)	(21)
Provisions for other liabilities and charges	-	1
Retirement benefit obligations	-	2
Trade and other liabilities	31	45
Financial liabilities - borrowings	-	8
Net assets disposed	(114)	(236)

Cumulative currency translation adjustment	122	5
Cash proceeds	1	291
Deferred proceeds	12	2
Costs of disposal	(30)	(25)
(Loss) / gain on disposal	(9)	37

Cash flow from disposals
Proceeds - current year disposals	1	291
Proceeds - prior year disposals	-	86
Cash and cash equivalents disposed	(12)	(21)
Costs and other disposal liabilities paid	(27)	(23)
Net cash (outflow) / inflow from disposals	(38)	333

In addition to the above, deferred proceeds relating to the K12 sale were received in 2022, and in 2023, proceeds of £7m (2022: £17m) were received in relation to the disposal of investments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

12.     Net debt

all figures in £ millions	2023	2022

Non-current assets
Derivative financial instruments	32	43
Trade and other receivables - investment in finance lease	82	104
Current assets
Derivative financial instruments	16	16
Trade and other receivables - investment in finance lease	18	17
Cash and cash equivalents (excluding overdrafts)	312	558
Non-current liabilities
Borrowings	(1,094)	(1,144)
Derivative financial instruments	(38)	(54)
Current liabilities
Borrowings (including overdrafts)	(67)	(86)
Derivative financial instruments	(5)	(11)
Net debt	(744)	(557)

Included in borrowings at 31 December 2023 are lease liabilities of £547m (non-current £483m, current £64m). This compares to lease liabilities of £605m (non-current £534m, current £71m) at 31 December 2022. The net lease liability at 31 December 2023 after including the investment in finance leases noted above was £447m (2022: £484m). Net debt excluding net lease liabilities is £297m (2022: £73m).

In May 2022, the Group repaid its $117m (£95m) USD 3.75% notes upon maturity. In December 2022, the Group repaid its $94m (£76m) USD 3.25% notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

13.     Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures.
all figures in £ millions	Statutory measure	Cost of major restructuring	Property charges	Other net gains and losses	Intangible charges	UK pension discretionary increases	Purchase/ disposal of PPE and software	Net addition of right-of-use assets	Dividends from joint ventures & associates	Adjusted measure

	2023
Operating profit	498	-	11	16	48	-	-	-	-	573	Adjusted operating profit
Net cash generated from operations	682	63	-	4	-	-	(121)	(41)	-	587	Operating cash flow

	2022
Operating profit	271	150	-	(24)	56	3	-	-	-	456	Adjusted operating profit
Net cash generated from operations	527	35	-	-	-	-	(133)	(29)	1	401	Operating cash flow

The table below reconciles operating cash flow to net debt.

all figures in £ millions	note	2023	2022

Reconciliation of operating cash flow to closing net debt

Operating cash flow		587	401
Tax paid		(97)	(109)
Net finance costs paid		(40)	(35)
Net cost paid for major restructuring		(63)	(35)
Free cash flow		387	222
Dividends paid (including to non-controlling interest)		(154)	(157)
Net movement of funds from operations		233	65
Acquisitions and disposals		(219)	105
Disposal of lease liabilities		-	8
Net equity transactions		(212)	(383)
Other movements on financial instruments		11	(2)
Movement in net debt		(187)	(207)
Opening net debt		(557)	(350)
Closing net debt	12	(744)	(557)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2023

14.     Contingencies and other liabilities

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constitutes State Aid. This decision was appealed by the UK Government and other parties. On 8 June 2022 the EU General Court dismissed the appeal, however, this decision was further appealed by the UK Government and other parties, with the subsequent hearing having taken place on 10 January 2024 (outcome pending). The total exposure is calculated to be £105m (excluding interest) with a provision of £63m held in relation to this issue. The remaining tax receivable is disclosed as a non-current asset on the balance sheet. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£105m). This issue is specific to periods up to 2018 and is not a continuing exposure.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,294m (£209m) up to 31 December 2023, with additional potential exposure of BRL 24m (£4m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

The Group is also under assessment from the UK tax authorities with the relevant years being 2019 to 2021. The maximum exposure is calculated to be £43m with a provision of £21m currently held in respect of this assessment. The provision is calculated considering a range of possible outcomes and applying a probability to each, resulting in a weighted average outcome. The possible outcomes considered range from no liability through to the full exposure (£43m). The point being assessed is specific to 2019 to 2021 and is not a continuing exposure.

15.     Related parties

At 31 December 2022, the Group had a current liability payable to Academy of Pop of £5m, which related to the Group's initial capital contribution that had not yet been paid. This balance was paid in early 2023.

There were no other material related party transactions in 2023 or 2022.

16.     Events after the balance sheet date

On 29 February 2024, the Board approved an extension to the share buyback programme of £200m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 March 2024
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary